Exhibit “99.1” Current Province of New Brunswick Description

December 21st, 2018

Exhibit “99.1” Current Province of New Brunswick Description

All dollar amounts herein are in Canadian dollars unless otherwise specified.  On December 20th, 2018 the daily average exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars was $1.3495.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded. Certain information presented in tabular form may not add to the total presented due to such rounding.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

Exhibit “99.1” Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

QUÉBEC
Matapédia
Dalhousie
Campbellton
RESTIGOUCHE
Miscou Island
Île Lamèque
Caraquet
Shippagan
Bathurst
GLOUCESTER
Tracadie
Saint-Quentin
MADAWASKA
Edmundston
Saint-Léonard
VICTORIA
NORTHUMBERLAND
Gulf of St. Lawrence
Golfe du St-Laurent
Van Buren
Grand Falls
Grand-Sault
Miramichi
Plaster Rock
PRINCE
EDWARD
ISLAND
Perth-Andover
Rivière Miramichi River
Richibucto
KENT
Détroit de Northumberland Strait
Presque Isle
CARLETON
Doaktown
Bouctouche
ÎLE-DU-
PRINCE-
ÉDOUARD
MAINE
(U.S.A.)
(É.-U.)
Shediac
Houlton
YORK
SUNBURY
QUEENS
Moncton
WESTMORLAND
Woodstock
Minto
Chipman
Nackawic
Fredericton
Sackville
Fleuve Saint John River
Oromocto
Amherst
ALBERT
NOVA
SCOTIA
McAdam
Sussex
Alma
KINGS
NOUVELLE-
ÉCOSSE
CHARLOTTE
ST. JOHN
St. Martins
St. Stephen
St. George
Saint John
Calais
St. Andrews
Deer Island
Bay of Fundy
Baie de Fundy
Campobello Island
Grand Manan Island

NEWFOUNDLAND
TERRE-NEUVE
QUÉBEC
P.E.I.
Î.-P.-É.
ONTARIO
Montréal
Ottawa
NOVA
SCOTIA
Toronto
NOUVELLE-
ÉCOSSE
U.S.A.
É.-U.
Boston
New York

Exhibit “99.1” Current Province of New Brunswick Description

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION FOR NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein:

Summary

	Year Ended December 31,
	2013	2014	2015	2016	2017	CAGR1% 2013-2017
	(In millions of dollars unless otherwise indicated)
Economy
Gross domestic product (current dollars)	31,810	32,388	33,377	34,593	36,088	3.2%
Primary household income	21,812	22,500	22,722	23,146	23,892	2.3%
Retail trade	11,073.8	11,479.3	11,730.2	11,977.9	12,792.1	3.7%
Manufacturing sales	20,092.5	18,755.8	16,903.1	16,245.6	18,788.1	-1.7%
Foreign commodity exports	14,459.7	13,031.7	12,210.2	10,642.5	12,856.8	-2.9%
Population (July 1; thousands)	758.5	759.0	758.8	763.4	766.9	0.3%
Employment (thousands)	354.5	353.9	351.8	351.5	352.9	-0.1%
Unemployment rate	10.3%	9.9%	9.8%	9.5%	8.1%	--
Consumer price index (% change)	0.8%	1.5%	0.5%	2.2%	2.3%	--
Gross domestic product (real; % change)	-0.3%	0.1%	0.7%	1.4%	1.8%	--

Source Statistics Canada: numbers are subject to adjustment
1 Compound annual growth rate

	Year Ending March 31,
	2015	2016	2017	2018	Budget Estimates 2019
	(In millions of dollars)
Government Finance
Ordinary Account (Surplus) Deficit	222.3	57.3	(101.4)	(398.0)	(164.4)
Net Capital Expenditure	556.9	546.2	579.4	663.2	767.0
(Surplus) Deficit on Special Purpose Account	1.8	3.1	1.7	2.7	(32.6)
(Surplus) Deficit on Special Operating Agency	(16.3)	(1.8)	(10.2)	(1.5)	(6.6)
Earnings from Sinking Fund	(195.9)	(194.1)	(192.8)	(189.8)	(191.2)
Accounting adjustments on consolidation	134.3	131.4	(108.0)	29.4	-
Increase (Decrease) in Net Debt	703.1	542.1	168.8	105.9	372.3
Adjustments related to non-financial assets	(342.0)	(281.5)	(51.8)	(173.0)	(183.6)
Annual (Surplus) Deficit	361.1	260.6	117.0	(67.0)	188.7

Exhibit “99.1” Current Province of New Brunswick Description

	Year Ended March 31,
	2014	2015	2016	2017	2018
	(In millions of dollars unless indicated)
Provincial Purpose Funded Debt 1
Gross Provincial Purpose Funded Debt	14,093.60	14,813.40	15,740.50	16,569.60	17,233.50
Less Sinking Funds	3,883.90	4,049.60	4,201.30	4,212.70	4,418.50
Net Provincial Purpose Funded Debt	10,209.70	10,763.80	11,539.20	12,356.90	12,815.00

As a Percent of GDP	31.5%	32.2%	33.4%	34.2%	34.6%

	2014	2015	2016	2017	2018
	(In millions of dollars)
Funded Debt Used for
Advances to NB Power2
Gross Advances	4,566.3	4,607.1	4,514.3	4,422.7	4,412.3
Less Sinking Funds	404.0	471.3	463.7	503.0	505.1
Net Advances	4,162.3	4,135.8	4,050.6	3,919.7	3,907.2

	2014	2015	2016	2017	2018
	(In millions of dollars)

Contingent Liabilities	54.3	42.1	42.4	30.4	23.2

1 Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.
2 Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

Exhibit “99.1” Current Province of New Brunswick Description

GENERAL INFORMATION

Introduction

New Brunswick (“New Brunswick” or the “Province”) is located on the eastern seaboard of Canada and is one of the four Atlantic Provinces.  New Brunswick has a total area of 28,355 square miles of which about 12,981 square miles is Crown land owned by the Province.  The Saint John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the Saint John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  The City of Saint John, located at the mouth of the Saint John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2018 was estimated at 770,633.  The three largest urban areas of New Brunswick and their respective populations (2016 census counts) are Moncton (144,810), Saint John (126,202) and Fredericton (101,760), the capital of the Province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982. Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada. Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council.  The Executive Council is responsible to the Legislative Assembly.  The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada.  The current Lieutenant-Governor is the Honourable Jocelyne Roy-Vienneau. Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation. The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor.

The 58th Legislature was dissolved on August 23, 2018. On September 24, 2018, a general election was held in New Brunswick which resulted in a minority government with 49 seats distributed as follows: 21 Liberal Party, 22 Progressive Conservative Party, 3 Green Party, and 3 People’s Alliance Party.

The First Session of the 59th Legislature opened on October 23, 2018, when the Lieutenant-Governor delivered the Speech from the Throne on behalf of the Liberal Government. On November 2, 2018, the Legislative Assembly passed a motion of non-confidence in the government, following which Premier Brian Gallant resigned. The Lieutenant-Governor then called upon the Progressive Conservatives and their leader, Blaine Higgs, to form government. The Legislative Assembly opened for a Second Session on November 20, 2018, at which time the Lieutenant-Governor delivered the Speech from the Throne on behalf of the newly formed Progressive Conservative Government.

Exhibit “99.1” Current Province of New Brunswick Description

International Trade Agreements

The Canada-U.S. Free Trade Agreement and the successor North American Free Trade Agreement (“NAFTA”) have provided the Province of New Brunswick with an extraordinary advantage in the U.S. market. Even as the United States implements more regional/bilateral free trade agreements, which have tended to erode this exclusive relationship, the United States remains Canada and New Brunswick’s number one export market. At the request of the United States, Canada, Mexico and the United States began talks on renegotiating NAFTA in August 2017.

Intensive negotiations were conducted throughout September 2018 between Canada and the United States resulted in an agreement in principle on September 30, 2018. The revised agreement, replacing NAFTA, is known as the Canada-United States- Mexico Agreement (“CUSMA”). The CUSMA was signed on November 30, 2018. Each government is undertaking its respective ratification process to enable the coming into force of the CUSMA.

On February 12, 2010, Canada and the United States signed the Canada-U.S. Agreement on Procurement (“CUSPA”) which includes for the first time provincial and territorial procurement commitments under the World Trade Organization’s (“WTO”) Government Procurement Agreement (“GPA”). Negotiations to modernize the WTO’s GPA and to expand market access opportunities for the parties to this agreement, including the provinces and territories of Canada, were successfully concluded in December 2011. The revised GPA entered into force on April 6, 2014, some two years after the protocol amending the GPA was originally adopted. Canadian suppliers are guaranteed non-discriminatory access to opportunities in the government procurement markets of 47 WTO members.

The WTO remains the cornerstone of Canadian trade policy. New Brunswick is supportive of Canada’s position on the negotiating framework for the Doha Development Round and for the WTO as an institution. The Province participates actively on federal/provincial committees concerned with implementation, dispute settlement and negotiation aspects of international trade and investment agreements.

However as multilateral WTO negotiations have lagged in recent years, the Government of Canada has become more aggressive with its regional free trade agenda. Canada is a signatory to fourteen free trade agreements, including NAFTA, CETA, CPTPP and more recently CUSMA, which will replace NAFTA. Nine of these have been entered into since 2009. Other than CETA and the CUSMA, the two most recent agreements are with South Korea (signed on March 11, 2014 and in force January 1, 2015) and the Ukraine (signed July 11, 2016 and in force August 1, 2017). In addition, the “Canada-Israel Free Trade Amending Protocol 2018” was signed on May 28, 2018 and is expected to come into force in 2019. Bilateral free trade negotiations are ongoing with the Pacific Alliance, India, Japan, the Caribbean Community, the Dominican Republic and several Central America countries, Morocco and Singapore. Most recently, on March 9, 2018 Canada launched negotiations toward a comprehensive Canada-MERCOSUR (Argentina, Brazil, Paraguay and Uruguay) free trade agreement. The first round of formal negotiations was held from March 20 to 23, 2018. Exploratory talks were held in 2017 between Canada and China on the possible negotiation of a free Trade Agreement between both countries. Exploratory talks are also ongoing with the Association of Southeast Asian Nations.

Canada joined the Trans-Pacific Partnership (“TPP”) trade negotiations in October 2012. In February 2016 the TPP was signed by 12 countries: Australia, Brunei, Chile, Malaysia, New Zealand, Peru, Singapore, the United States, Vietnam, Canada, Mexico and Japan. In January 2017 the United States declared that it would not ratify the TPP. The 11 remaining countries committed to reaching a new deal. On January 23, 2018, negotiations concluded on what is now known as the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). The Canadian Parliament ratified Canada’s membership in the CPTPP and the agreement will enter into force on December 30, 2018 for Canada and the five other member countries that have completed their ratification procedures.

The Canada-European Union (“EU”) Comprehensive Economic and Trade Agreement (“CETA”) was signed on October 30, 2016 and entered into force on September 21, 2017. This followed negotiations that lasted from May 2009 to September 2014. CETA covers virtually all sectors and aspects of Canada-EU trade in order to eliminate or reduce barriers. CETA addresses everything from tariffs to product standards, investment, professional certification and many other areas of activity. The agreement’s broad scope includes improved access to EU markets for goods and services; greater certainty, transparency, and protection for investments; and new opportunities in EU procurement markets. Prior to CETA’s entry into force, only 25% of EU tariff lines on Canadian goods were duty-free. Upon CETA’s entry into force, the EU removed tariffs on 98% of its tariff lines. Once CETA is fully implemented, the EU will have eliminated tariffs on 99% of its tariff lines. Since coming into force, CETA has led to a 6.1% increase in trade of goods and services between Canada and the EU.

Exhibit “99.1” Current Province of New Brunswick Description

On September 12, 2006, Canada and the United States signed the Softwood Lumber Agreement (“SLA”) which excluded Atlantic Canada from the “export measures”, not the terms of the SLA overall. This allowed all softwood lumber of Atlantic origin to continue to enter the United States duty free, export tax free and with no quota restrictions. The SLA ended on October 12, 2015 with no further agreement in place.

On November 25, 2016 a Coalition of U.S. softwood lumber producers filed a petition with the U.S. Department of Commerce (DOC) alleging that Canadian federal and provincial governments provided countervailable subsidies to Canadian softwood lumber producers. It also alleged that Canadian producers were dumping lumber into the U.S. market, either by selling lumber products in the United States for less than they sell them in Canada, or by selling these products below the cost of production. The Coalition claims that it has been injured and threatened with injury by this subsidization and dumping. On December 16, 2016, the DOC announced antidumping duty (AD) and countervailing duty (CVD) investigations of imports of certain softwood lumber products from Canada, including for the first time, imports from New Brunswick, the only Atlantic Province named in the petition.

On November 2, 2017 the DOC made its final determination which resulted in J.D. Irving Ltd receiving a combined AD and CVD rate of 9.92% while the remaining New Brunswick producers received an “all other” rate of 20.83%. On November 14, 2017 the Government of Canada announced that it would be appealing the DOC decision to a Chapter 19 NAFTA Panel and also launched litigation via the World Trade Organization over anti-dumping and countervailing duties. Both of those processes are ongoing. New Brunswick also initiated its own NAFTA Chapter 19 challenge and is supporting the Government of Canada on its challenge at the WTO.

On March 8, 2018 a presidential proclamation imposed global tariffs on steel and aluminum imports into the United States. Tariffs were imposed under section 232 of the Trade Expansion Act of 1962. A section 232 trade action enables the United States to take trade measures in response to a threat to national security. Canada, Mexico and the European Union were granted temporary exemptions.

On June 1, 2018 a subsequent presidential proclamation lifted the exemption for Canada, Mexico and the European Union, resulting in the imposition of 25% duty on imports of steel and 10% duty on imports of aluminum from Canada. On July 1, 2018 Canada imposed retaliatory tariffs, matching the rates on steel and aluminum. Overall the value of the Canadian tariffs matched the value of the U.S. tariffs dollar-for-dollar and cover close to 300 U.S. products.

While New Brunswick is not a significant producer or exporter of steel and aluminum products that are in scope of the section 232 tariff, the impacts can be felt by industries who use affected products in their supply chains. The Government of New Brunswick is monitoring discussions between the Government of Canada and the United States.

Exhibit “99.1” Current Province of New Brunswick Description

THE ECONOMY

Economic Update - 2018 Year-to-Date (as of November 28, 2018)

New Brunswick’s economy throughout the first three quarters of 2018 has performed as expected. In 2018, the economy is projected to expand by 1.1% as forecasted at the time of the 2018-2019 Budget. For the first 10 months, employment was up by 0.4% (+ 1400 jobs) compared to the first 10 months of 2017. Full-time employment has increased by 0.4% (+1300 jobs) year –to-date while part-time positions are up 0.2% (+100 jobs) year-to-date. Amidst the growth in employment, average weekly earnings have so far recorded gains of 3.2%, while the national average weekly earnings are up of 2.9%. Increased consumer spending has contributed to modest growth in retail sales which have so far recorded gains of 2.1% for the nine-month period ending in September. Despite the uncertainties surrounding foreign trade, merchandise exports have been quite healthy year-to-date, registering growth of 11.8%, mainly driven by petroleum base products (+15.1%) and wood base products (+9.5%) exports. Manufacturing sales have also recorded strong growth of 9.1% at the end of September, supported by robust growth in the durable (+13.0%) and non-durable (+8.3%) goods industries. Total housing starts are up by 2.3% year-to-date driven mainly by a 4.2% increase in construction activity of single-detached units in the province. Consumer inflation came in at 2.4% during the first 10 months of the year, consistent with the national average of 2.4%.

Developments in 2017 - Summary

The Canadian economy expanded in 2017, as real GDP grew by 3.0% - up from the 1.1% growth recorded in the previous year. Following two consecutive years of fall-offs, business gross fixed capital formation picked up by 2.3%, which was driven by increases in both non-residential (+2.5%) and residential structures (+2.4%) investment. Exports to other countries increased by 1.1%, the slowest pace of growth since 2009. Household and government final consumption expenditure also increased by 3.6% and 2.1% respectively. Real GDP growth among the provinces was led by Alberta (+4.4%) and British Columbia (+3.8%). While none of the provinces recorded declines in their real GDP, Nova Scotia and Newfoundland and Labrador reported the slowest growth rates of 1.5% and 0.9%, respectively. Canadian nominal GDP increased by 5.6%.

Statistics Canada estimates that real Gross Domestic Product (GDP) for New Brunswick increased by 1.8% in 2017 following a 1.4% expansion in the previous year. Growth was driven by gains in business gross fixed capital formation (+5.9%), where higher investment in non-residential (+8.1%) and residential structures (+3.6%) led the way; and in household final consumption expenditure (+2.2%), supported by increases in both goods (+2.4%) and services (+2.0%) expenditures. Nominal GDP increased by 4.3%.

On an industry-basis, both the goods and services producing industries recorded growth of 3.3% and 1.5%, respectively. Overall, growth was led by retail trade (+7.5%), construction (+6.0%), manufacturing (+3.0%) and real estate and renting and leasing (+2.0%). The largest declines were observed in mining and oil and gas extraction (-4.3%), information and cultural industries (-2.1%), and professional, scientific and technical services (-1.5%).

Employment grew by 0.4% (+1,400 jobs) in 2017; as gains in full-time jobs (+5,400) largely offset part-time job losses (-4,000).

Manufacturing sales grew by 15.7% in 2017, following three previous consecutive years of decline. Growth was observed across both the non-durable (+18.3%) and durable (+4.0%) product industries. Wood product manufacturing continued to register strong growth for a sixth straight year, rising by 7.7% in 2017.

Consumer spending in 2017 picked up when compared to the previous year, with retail sales growing by a strong 6.8%, an increase of $814.1 million. Growth across the retail sector was broad-based with nine of the eleven subsectors reporting higher sales volumes, while food and beverage stores and electronics and appliance stores registered the most substantial declines. Wholesale trade increased by 2.9% this year, following a decline of 2.7% in 2016.

Following a significant decline in 2016, exports recovered considerably, up by 20.8% to $12.9 billion in 2017, due to higher energy prices. Higher exports of metal and non-metallic mineral products (+43.7%), basic and industrial chemical, plastic and rubber products (+33.7%), energy products (+30.8%), and forestry products and building and packaging materials (+11.5%) were the main contributors to the recovery of exports in the province.

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick increased by 7.4% to $3.6 billion in 2017. For a second straight year, strong gains were made in non-residential building construction investment, increasing by 31.2% in the year; while residential investment increased by 7.0% following four consecutive years of decline.

Exhibit “99.1” Current Province of New Brunswick Description

After six consecutive year-over-year declines, housing starts rebounded by 26.4% in 2017 to 2,324 units, a growth of more than twice the national average. The three main urban centres all saw increased housing activity.

Inflation slightly picked up in 2017, with the CPI growing by 2.3%, rising above the national average of 1.6%. Higher prices for alcoholic beverages and tobacco products (+9.0%) and transportation (+4.6%) were responsible for the rise in inflation, while food costs fell (-1.3%) for the first time in 25 years.

Economic Activity

In 2017, the nominal value of New Brunswick’s GDP was estimated at $36,088 million, or $47,060 per capita. Over the 2013 – 2017 period, GDP at market prices grew at a compound annual growth rate of 3.2%, above the national growth rate of 3.0%.

Over the period 2013 – 2017, real GDP from the goods producing industries increased by 8.1%. The protracted decline in the mining and oil and gas extraction industry (-35.2%) was offset by increased output in the construction (+19.3%), agriculture, forestry, fishing and hunting (+18.6%) and utilities (+12.1%) industries. The service producing industries on the other hand has recorded more modest growth over that same period with real GDP increasing by 3.1%.

Correspondingly, the services-producing sector has lowered its share of total output and now accounts for approximately 74% of total real GDP, down from 75% in 2013. Retail trade (+11.3%), finance and insurance (+11.1%), along with real estate and rental and leasing (+8.3%) have been the main contributors to growth in the services sector over that time period.

The gross value of manufacturing sales decreased at a compound annual growth rate of -1.7% (in current prices) over the 2013 – 2017 period, while foreign exports of commodities decreased at a compound annual growth rate of -2.9% (in current prices).

Primary household income has increased from $21,812 million in 2013 to $23,892 million in 2017 (in current prices), resulting in a compound annual growth rate of 2.3%. On a per capita basis, primary household income increased from $28,755 to $31,156 (in current prices) over the same period, growing at a compound annual growth rate of 2.0%. Retail trade for New Brunswick increased from $11,074 million to $12,792 million, totalling a compound annual growth rate of 3.7% (in current prices) over the same period.

Exhibit “99.1” Current Province of New Brunswick Description

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole.

Selected Economic Indicators

	Year Ended December 31,
	2013	2014	2015	2016	2017	CAGR1% 2013-2017
	(In millions of dollars unless otherwise indicated)
Gross domestic product; income-based (current dollars)
New Brunswick	31,810	32,388	33,377	34,593	36,088	3.2%
Canada	1,897,531	1,990,183	1,985,829	2,023,824	2,137,528	3.0%
Gross domestic product (real)
New Brunswick	31,633	31,676	31,882	32,323	32,916	1.0%
Canada	1,865,095	1,918,419	1,931,354	1,952,608	2,010,894	1.9%
Primary household income
New Brunswick	21,812	22,500	22,722	23,146	23,892	2.3%
Canada	1,241,289	1,289,637	1,340,315	1,336,332	1,397,645	3.0%
Primary household income per capita (dollars)
New Brunswick	28,755	29,645	29,943	30,322	31,156	2.0%
Canada	35,382	36,392	37,541	37,008	38,249	2.0%
Gross domestic product per capita; income-based (dollars)
New Brunswick	41,936	42,673	43,984	45,317	47,060	2.9%
Canada	54,087	56,160	55,621	56,047	58,498	2.0%
Retail trade	11,074	11,479	11,730	11,978	12,792	3.7%
Manufacturing sales	20,093	18,756	16,903	16,246	18,788	-1.7%
Foreign commodity exports	14,460	13,032	12,210	10,643	12,857	-2.9%
Consumer price index (% change)
New Brunswick	0.8%	1.5%	0.5%	2.2%	2.3%	-
Canada	0.9%	2.0%	1.1%	1.4%	1.6%	-
Unemployment rate
New Brunswick	10.3%	9.9%	9.8%	9.5%	8.1%	-
Canada	7.1%	6.9%	6.9%	7.0%	6.3%	-

1 Compound annual growth rate
Source: Statistics Canada

Structure of the Economy

Contributions from natural resources (particularly the mining industry) to the New Brunswick economy has declined in recent years, and has been further exacerbated by the closure of the province’s largest base metal mine and the more recent closure of the province’s only potash mine. Nonetheless, notable gains in the construction, agriculture, forestry, fishing and hunting, and utilities sectors have offset the decline from the mining industry in the goods-producing industries. Overall, the contribution from the goods-producing industries now accounts for approximately 26% of total real GDP, up from 25% in 2013, while the services-producing industries account for 74%, down from 75% in 2013.

Exhibit “99.1” Current Province of New Brunswick Description

The following table shows real GDP by industry in New Brunswick for the years 2013 to 2017, valued in chained 2012 dollars.

Real Gross Domestic Product at basic prices, by Industry

	For Year Ended December 31,
	2013	2014	2015	2016	2017	CAGR1% 2013-2017
	(In millions of chained 2012 dollars)
Goods-producing industries
Agriculture, forestry, fishing and hunting	794.2	841.9	894.7	929.2	941.6	4.3%
Mining and oil and gas extraction	476.4	362.4	457.8	322.8	308.9	-10.3%
Utilities	1,057.2	1,168.9	1,135.2	1,147.1	1,184.6	2.9%
Construction	1,787.6	1,796.2	1,838.9	2,012.1	2,133.1	4.5%
Manufacturing	3,027.9	2,903.0	2,968.1	3,046.7	3,137.0	0.9%
Total goods-producing Industries	7,204.8	7,118.9	7,346.6	7,537.1	7,788.0	2.0%

Service-producing Industries
Wholesale trade	1,113.0	1,056.5	1,029.8	1,038.2	1,053.7	-1.4%
Retail trade	1,767.9	1,817.2	1,809.5	1,831.2	1,967.7	2.7%
Transportation and warehousing	1,414.6	1,439.0	1,443.3	1,481.9	1,517.5	1.8%
Information and cultural industries	858.1	862.1	857.0	842.2	824.5	-1.0%
Finance and insurance	1,504.3	1,516.7	1,544.7	1,605.2	1,671.9	2.7%
Real estate and renting and leasing	3,550.1	3,623.0	3,694.4	3,768.4	3,843.9	2.0%
Professional, scientific and technical services	944.0	953.2	960.8	957.9	943.4	0.0%
Management of companies and enterprises	148.3	137.0	134.0	127.6	117.1	-5.7%
Administrative and support, waste management and remediation services	1,156.7	1,188.0	1,188.3	1,155.4	1,151.1	-0.1%
Educational services	1,823.8	1,832.1	1,816.6	1,834.5	1,835.1	0.2%
Health care and social assistance	2,775.2	2,766.2	2,751.7	2,789.8	2,818.2	0.4%
Arts, entertainment and recreation	189.6	178.8	156.0	156.5	158.8	-4.3%
Accommodation and food services	584.6	595.7	637.3	638.4	633.4	2.0%
Other services (except public administration)	591.8	592.2	574.7	576.4	575.9	-0.7%
Public administration	3,317.6	3,282.2	3,251.0	3,266.5	3,300.3	-0.1%
Total service-producing Industries	21,740.2	21,843.7	21,853.4	22,072.8	22,412.8	0.8%

Total gross domestic product	28,942.6	28,959.4	29,187.3	29,593.9	30,181.8	1.1%

Source: Statistics Canada
Totals may not add up due to the adoption of the chain Fisher deflation methodology
1 Compound Annual Growth Rate

Exhibit “99.1” Current Province of New Brunswick Description

Labour Force

After three straight years of decline, employment in New Brunswick grew by 0.4% from 2016 to 2017, to 352,900. Gains in full-time employment (+5,400) largely offset part-time job losses (-4,000). Employment across the goods-producing industries and the services-producing sector edged up. Notable job gains were recorded in the health care and social assistance (+4,400), accommodation and food services (+1,500), and manufacturing (+1,300) industries. The most significant declines in employment were concentrated in the transportation and warehousing (-1,800), information, culture and recreation (-1,600), other services (except public administration) (-1,200) and forestry, fishing, mining, quarrying, oil and gas (-1,200) industries. The Canadian labour market added more than 336,000 jobs in 2017; this represents a 1.9% year-over year increase in the level of employment.

With the labour force falling faster than employment, the unemployment rate declined to 8.1% in 2017. This resulted in the number of persons being considered unemployed falling by approximately 6,100 individuals to 31,000. The unemployment rate for both sexes decreased, falling from 12.2% to 9.8% for males and 6.7% to 6.2% for females. The national unemployment rate also fell to 6.3% in 2017, the lowest rate observed since 2008.

Labour Force

	For Year Ended December 31,
	2013	2014	2015	2016	2017
	(In thousands unless otherwise indicated)
Population 15 years and over	622.4	621.7	622.0	623.4	624.7
Labour force	395.2	393.0	390.2	388.6	383.9
Labour force employed	354.5	353.9	351.8	351.5	352.9
Labour force unemployed	40.6	39.1	38.4	37.1	31.0
Unemployment rate (%)
New Brunswick	10.3	9.9	9.8	9.5	8.1
Canada	7.1	6.9	6.9	7.0	6.3
Participation rate (%)
New Brunswick	63.5	63.2	62.7	62.3	61.5
Canada	66.5	66.0	65.8	65.7	65.8

Source: Statistics Canada
New Brunswick unless otherwise stated

Exhibit “99.1” Current Province of New Brunswick Description

Employment by Industry

	2013	2014	2015	2016	2017
	(In thousands unless otherwise indicated)
Goods-producing sector	77.8	76.2	72.7	72.8	73.3
Agriculture	4.6	4.1	4.1	5.2	5.1
Forestry, fishing, mining, quarrying, oil and gas	12.5	12.0	10.7	9.5	8.3
Utilities	3.6	3.9	3.5	3.7	3.5
Construction	28.8	28.2	24.6	24.1	24.8
Manufacturing	28.2	28.0	29.8	30.4	31.7
Services-producing sector	276.8	277.7	279.1	278.6	279.6
Wholesale and retail trade	57.4	57.2	55.5	57.4	56.3
Transportation and warehousing	17.9	16.3	19.2	19.1	17.3
Finance, insurance, real estate and leasing	15.4	14.9	14.6	16.9	16.9
Professional, scientific and technical services	15.0	17.4	16.6	15.0	15.6
Business, building and other support services	17.5	19.6	18.8	16.3	16.3
Educational services	25.3	25.6	27.4	25.4	26.2
Health care and social assistance	54.3	52.1	51.9	53.4	57.8
Information, culture and recreation	11.9	11.0	11.7	12.4	10.8
Accommodation and food services	23.8	24.1	24.3	22.3	23.8
Other services (except public administration)	16.2	16.9	15.4	16.5	15.3
Public administration	22.1	22.5	23.7	23.8	23.3

Total	354.5	353.9	351.8	351.5	352.9

Source: Statistics Canada

Primary Industries

Mining

New Brunswick is a major Canadian producer of peat, and Canada’s sole lead producer. Other locally produced minerals include zinc and stone. In 2017, the preliminary estimates of overall value of mineral production was estimated at $392.8 million, a 4.8% increase from 2016 and a 34.3% reduction compared to 2013. Growth in 2017 was led by metallic minerals (+24.2%), while non-metallic minerals has decreased for the last four years, falling by 8.0% in 2017. Higher zinc and lead prices supported much of the recovery in the metallic mineral production. Nonetheless, the closure of the Picadilly potash mine in 2016 has contributed to the falloff in the mineral production in 2017.

Annual production results as reported by the Trevali Mining Corp. show that Caribou mine produced 21.7 million pounds of payable zinc, 8.7 million payable pounds of lead and approximately 249,643 payable ounces of silver. The mine generated over US$118.4 million in revenues in 2017.

The $579-million Sisson Mine project received federal environmental assessment approval in June 2017. However, regulatory and permitting work required for mine construction and operation continues, further delaying the mine’s construction start date. It is expected that construction of the tungsten and molybdenum mine will create 500 jobs with an additional 300 jobs expected during the mine's 27-year lifespan.

Exhibit “99.1” Current Province of New Brunswick Description

Mineral Production

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(In millions of dollars)
Metallic minerals	213.9	0.0	39.6	148.6	184.7
Non-metallic minerals	383.6	439.1	404.9	226.2	208.1
Total	597.6	439.1	444.5	374.8	392.8

Source: Natural Resources Canada

Forestry

Nearly 83% of the land area of New Brunswick is forested and 51% of the forested land is owned by the Province as Crown land. 95% of Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $73.3 million in Crown royalties for the fiscal year ended March 31, 2018.  This represents a 5.8% decrease over the previous fiscal year. The Province received $69.1 million of these royalties from licensee and sub-licensee harvest activities and $4.2 million was forwarded to New Brunswick First Nation Communities in accordance and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2012 through 2016.

Forest Production

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(In thousands of cubic metres)
Logs and bolts	4,417	4,810	5,309	5,309	5,300
Pulpwood	4,699	4,722	4,451	4,015	4,005
Other (industrial roundwood)	n/d	2	n/d	n/d	n/d
Fuelwood	321	367	409	38	36
Total	9,437	9,902	10,168	9,363	9,341

Source: National Forestry Database
Note: Due to incomplete details, totals may not always agree.

Agriculture

Total farm cash receipts in the Province were $587.7 million in 2017, down 2.5% from the previous year. Crop receipts fell by 6.4%, while livestock receipts were up 1.5%.

The 2016 Census of Agriculture counted 2,255 farms in New Brunswick, down from 2,611 farms (or a 13.6% decline) in 2011. There were 3,005 farm operators in 2016, a 13.4% decline from 2011, and their average age increased slightly from 55.5 years to 55.6 years over the five-year period. Total farm area in New Brunswick declined 10.9% between 2011 and 2016, to 835,329 acres in 2016. However, the average area per farm increased to 370 acres in 2016 from 359 acres in 2011.

New Brunswick’s total fruit area rose 52.4% from 2011, to 45,480 acres in 2016. The increase was driven mainly by the expansion of blueberry whose area increased 55.6% to 43,369 acres. The province ranked second in Canada for total number of maple taps with 2.3 million taps in 2016, an increase of 20.5% from 2011. Fruit and tree nut farms accounted for 18.4% of all farms in New Brunswick in 2016, followed by beef farms (14.6%), hay farms (14.1%) and dairy farms (8.9%).

Exhibit “99.1” Current Province of New Brunswick Description

Fishing

New Brunswick is one of the country’s largest exporters of fish and seafood products with approximately $1.7 billion in export sales in 2017, an 7.8 % increase from the previous year. The top export commodities were lobster valued at $790 million, salmon valued at $392 million, and crab valued at $342 million. The United States continues to be the province’s largest seafood export market, with sales to the U.S. valuing approximately $1.3 billion in 2017, which represented roughly 80% of all foreign purchases.

Secondary Industries

Manufacturing

New Brunswick manufacturers reported sales of $18.8 billion in 2017, representing a 15.7% increase from the $16.2 billion recorded in the previous year. Sales continue to be below the 2013 peak level, when manufacturing sales at the time surpassed the $20 billion mark.

Between the period 2013-2017, sales of durable goods increased by 5.0% and now accounts for approximately 17% of total manufacturing sales, up from 15% in 2013. Over that same period, non-durable manufacturing sales declined by 8.5%. Wood product manufacturing continued to be a bright spot, with sales rising by 7.7% in 2017, marking the sixth consecutive year of growth. Nationally, manufacturing sales increased by 6.1%. The manufacturing sector represents 10.4% of provincial GDP.

Manufacturing employment increased by 4.3% in 2017, which now results in 31,700 individuals being employed in the sector.

The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to gross selling value of factory sales, for the years 2013 through 2017.

Gross Selling Value of Factory Sales

	Year Ended December 31,
	2013	2014	2015	2016	2017	CAGR1% 2013-2017
Industry	(In millions of dollars)
Non-durable product manufacturing	17,085.3	15,792.7	13,788.6	13,208.4	15,630.1	-2.2%
Durable product manufacturing	3,007.2	2,963.1	3,114.5	3,037.2	3,158.0	1.2%
Total	20,092.5	18,755.8	16,903.1	16,245.6	18,788.1	-1.7%

1Compound annual growth rate
Source: Statistics Canada

Exhibit “99.1” Current Province of New Brunswick Description

Service Industries

Trade

New Brunswick’s retail sales surpassed $12 billion for the first time in 2017, after a robust growth of 6.8% over 2016. Nine of the eleven subsectors reported higher sales, with food and beverage stores (-5.3%) and electronics and appliance stores (-4.1%) being the only categories to record declines. The retail trade industry now accounts for approximately 6.5% of provincial GDP.

After a 2.7% decline in 2016, wholesale trade recovered on a year-over-year basis, rising by 2.9% in 2017. This growth was driven mainly by increases in motor vehicle and parts merchant wholesalers (+14.6%) and building material and supplies merchant wholesalers (+9.7%). The wholesale industry accounts for 3.5% of provincial GDP.

Provincial employment across both trade industries when combined decreased by 1.9% (-1,100 jobs) in 2017. On a seasonally-adjusted basis, average weekly earnings also recorded modest declines of 2.1% in retail trade and 1.0% in wholesale trade industries.

Transportation and Warehousing

After a slight decline of 0.5% in 2016, employment across the transportation and warehousing industry dropped even further by 9.4% in 2017 to 17,300 from 19,100 jobs in the previous year. Despite the fall off in employment, average weekly earnings augmented by 5.4%. This sector accounts for 5.0% of provincial GDP.
Total cargo tonnage at the port of Saint John increased by over 4 million metric tonnes in 2017 when compared to the previous year, with overall cargo tonnage handled at 30.5 million metric tonnes, a 15% increase over 2016. Growth was driven mainly by significant gains in all cargo sectors, aside from containers, which declined by 31.9%. The number of cruise ship passengers increased by 2.6% to 147,710 in 2017 while ship calls rose to 65, up from 63 in the previous year.

Finance and Real Estate

Employment across the finance, insurance, real estate and leasing industry stayed relatively unchanged at 16,900 jobs in 2017 when compared to 2016. Output from this industry increased by 2.6% in 2017 and now accounts for 18.3% of total provincial GDP.

Tourism

Tourism in 2017 was boosted by Canada’s 150th anniversary, the Rendez-Vous 2017 Tall Ships Regatta and the East Coast Music Awards. Hence, employment in the accommodation and food services industry bounced back following a decline of 8.2% in 2016, growing by 6.7% (+1,500 jobs) to 23,800 in 2017. With a rise in employment, average weekly earnings in the industry increased by 0.4%. The number of rooms sold by accommodations rose by 3% to 1.8 million, with the occupancy rate also increasing to 58%, up from 55% in the previous year.

More than 172,000 rooms were sold to international visitors in 2017, representing approximately 1.8% increase from the previous year.

Exhibit “99.1” Current Province of New Brunswick Description

Foreign Trade
Trade

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services	26,890	25,556	24,499	23,943	26,569
Exports to other countries	15,591	14,840	13,566	12,808	14,039
Exports of goods to other countries	14,487	13,662	12,349	11,529	12,739
Exports of services to other countries	1,104	1,178	1,217	1,279	1,300
Exports to other provinces	11,299	10,716	10,933	11,135	12,530
Exports of goods to other provinces	6,689	5,845	6,109	6,133	7,050
Exports of services to other provinces	4,610	4,871	4,824	5,002	5,480
Ratio of Exports to Nominal GDP	84.5%	78.9%	73.4%	69.2%	73.6%

Imports of Goods and Services	32,038	31,040	29,509	28,913	31,912
Imports from other countries	20,073	19,174	17,480	16,785	19,028
Imports of goods from other countries	18,912	17,946	16,203	15,460	17,718
Imports of services from other countries	1,161	1,228	1,277	1,325	1,310
Imports from other provinces	11,965	11,866	12,029	12,128	12,884
Imports of goods from other provinces	5,440	5,116	5,032	4,953	5,242
Imports of services from other provinces	6,525	6,750	6,997	7,175	7,642
Ratio of Imports to Nominal GDP	100.7%	95.8%	88.4%	83.6%	88.4%

Trade Balance	-5,148	-5,484	-5,010	-4,970	-5,343

Gross Domestic Product at Market Prices	31,810	32,388	33,377	34,593	36,088

Source: Statistics Canada

On an economic accounts basis, the overall value of New Brunswick’s total export of goods and services was estimated at $26,569 million in 2017, the highest value since 2013 and an 11% increase from 2016. The provincial economy –still heavily reliant on foreign trade- has its international exports as a percentage of nominal GDP at 39% in 2017, down from 49% in 2013. Nationally, foreign bound exports account for 31% of Canadian nominal GDP.

Foreign Exports of Commodities

The U.S. market still accounts for the bulk of the province’s export sales. In 2017, the United States purchased 90.4% of the Province’s foreign commodity exports, down from 91.5% in 2016. Energy products accounted for 27.5% of all commodity exports in 2017, up from 25.4% in the previous year. Basic and industrial chemical, plastic and rubber products has since seen its share of total foreign commodity exports increase to 30.8%, an increase of 2.9 percentage points. Furthermore, 17.7% of export earnings are due to forestry products and building and packaging materials.

The table below shows foreign exports of commodities from New Brunswick for the years 2013 to 2017. The largest component, energy products, decreased at a compound annual growth rate of 8.0% over that period. Exports of basic and industrial chemical, plastic and rubber products decreased at a compound annual rate of 6.1%, while forestry products and building and packaging materials rose by 5.8%.

Exhibit “99.1” Current Province of New Brunswick Description

Foreign Exports of Commodities

	Year Ended December 31,
	2013	2014	2015	2016	2017	CAGR1 (%) 2013-2017
	(In millions of dollars)
Farm, fish and intermediate food products	356.6	333.3	465.4	569.3	542.1	11.0%
Energy products	4,929.5	4,142.5	3,898.2	2,706.0	3,538.1	-8.0%
Metal ores and non-metallic minerals	413.3	299.6	315.8	92.5	84.7	-32.7%
Metal and non-metallic mineral products	332.8	353.9	283.9	252.4	362.6	2.2%
Basic and industrial chemical, plastic and rubber products	5,093.5	4,283.9	3,183.6	2,965.3	3,963.6	-6.1%
Forestry products and building and packaging materials	1,817.7	1,922.8	1,996.8	2,042.8	2,278.1	5.8%
Industrial machinery, equipment and parts	87.6	97.4	122.6	141.2	127.1	9.8%
Electronic and electrical equipment and parts	34.4	44.4	63.2	55.2	54.1	12.0%
Motor vehicles and parts	12.4	12.5	22.1	32.5	32.8	27.5%
Aircraft and other transportation equipment and parts	29.3	18.4	18.2	26.1	41.4	9.0%
Consumer goods	1,309.4	1,463.6	1,770.3	1,687.6	1,763.3	7.7%
Special transactions trade	43.6	59.9	69.9	71.5	68.8	12.1%
Total	14,459.7	13,031.7	12,210.2	10,642.5	12,856.8	-2.9%

1Compound annual growth rate
Totals may not add up due to the adoption of the chain Fisher deflation methodology
Source: Statistics Canada

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2013 to 2017. The largest component, energy products, increased by 50% from 2016 to 2017 which was largely attributable to the significant increase in oil price.

Exhibit “99.1” Current Province of New Brunswick Description

Foreign Imports of Commodities

	Year Ended December 31,
	2013	2014	2015	2016	2017	CAGR1 (%) 2013-2017
	(In millions of dollars)
Farm, fish and intermediate food products	440.9	564.0	633.9	692.9	492.5	2.8%
Energy products	9,500.7	9,260.6	6,178.5	4,951.7	7,425.1	-6.0%
Metal ores and non-metallic minerals	485.7	584.9	605.1	484.7	480.3	-0.3%
Metal and non-metallic mineral products	220.1	260.1	245.3	239.7	230.9	1.2%
Basic and industrial chemical, plastic and rubber products	769.0	579.9	662.1	618.5	534.9	-8.7%
Forestry products and building and packaging materials	315.7	376.9	384.0	367.7	375.5	4.4%
Industrial machinery, equipment and parts	420.5	426.7	522.8	446.1	485.9	3.7%
Electronic and electrical equipment and parts	202.9	183.2	157.3	178.9	163.9	-5.2%
Motor vehicles and parts	414.2	412.8	457.2	408.8	438.2	1.4%
Aircraft and other transportation equipment and parts	86.2	126.7	70.9	124.8	97.2	3.0%
Consumer goods	544.0	540.2	616.6	679.2	667.9	5.3%
Special transactions trade	35.1	32.7	29.4	30.8	35.6	0.4%
Total	13,434.7	13,348.7	10,563.3	9,223.5	11,427.4	-4.0%

1Compound annual growth rate
Totals may not add up due to the adoption of the chain Fisher deflation methodology
Source: Statistics Canada

New Investment

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick increased by 7.4% to approximately $3.6 billion in 2017. Investment in the public sector rose by 8.3%, while the private sector was up 6.7%.

Significant increases observed in the information and cultural (+46.0%), health care and social assistance (+33.6%) and utilities (+22.6%) industries more than offset the declines in agriculture, forestry, fishing and hunting (-28.3%), manufacturing (-16.6%) and public administration (-4.3%) investment.

Spending on non-residential construction increased by 15.2% while there was a 2.5% decline in machinery and equipment investment.

Residential investment increased by 7.0% in 2017. Housing starts rebounded by 26.4% due to growth in construction activity in Saint John (+77.5%), Moncton (+45.7), and Fredericton (+2.6%). Furthermore, there were higher levels of both multiple (+42.1%) and single-detached-unit (+14.2%) starts across the province.

Non-residential building construction investment increased by 31.2% in 2017 supported by increases in industrial (+70.2%), commercial (+41.6%), and institutional (+3.7%) construction investments.

After three consecutive years of decline, employment in the construction industry recovered, rising by 2.9% to 24,800 jobs in 2017. In addition, real GDP increased by 6.0% and the industry now accounts for 7.1% of total provincial GDP.

Exhibit “99.1” Current Province of New Brunswick Description

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province. All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province. Monies necessary for the carrying out of the operations of the provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority. In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly. Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose. Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly. At March 31, 2018, the balance of unspent special purpose funds was $113.4 million.

Funds may also be considered as Special Operating Agency Funds. Revenue may be generated by the Agencies or from transfers from other budgetary accounts. Any unspent balance of these funds may, with permission from the Treasury Board as per the Financial Administration Act, be carried forward to subsequent fiscal years. At March 31, 2018, the balance of unspent special operating funds approved for carry-over was $38.7 million. All transactions between the Special Operating Agencies and provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General. The Auditor General is an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly. The consolidated financial statements include certain organizations that are accountable to the Legislative Assembly and are included in the Provincial Reporting Entity as described in Note 1(b) and (c) to the consolidated financial statements. The methods by which the various organizations are included in the Province's consolidated financial statements are also outlined in Schedule 30.

Each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly. The Minister of Finance reports on the status of the budget plan during the year. The Budget Estimates include the revenue and expenditures of some provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The following table sets forth information regarding the surplus (deficit) for the four fiscal years ended March 31, 2018 and the Budget Estimates for the fiscal year ending March 31, 2019.

Exhibit “99.1” Current Province of New Brunswick Description

Comparative Statement of Surplus (Deficit)

	Year Ending March 31
					Budget
					Estimates
BUDGETARY ACCOUNTS	2015	2016	2017	2018	2019
	(In thousands of dollars)
Ordinary Account
Revenues	8,071,990	8,045,529	8,509,671	8,912,833	8,961,231
Expenditures	8,294,586	8,102,656	8,408,302	8,514,876	8,796,881
Deficit	(222,596)	(57,127)	(101,369)	397,957	164,350
Capital Account
Revenues	14,352	24,846	22,597	32,273	48,264
Expenditures	571,246	571,047	602,044	695,470	815,300
Deficit	(556,894)	(546,201)	(579,447)	(663,197)	(767,036)
Special Purpose Account
Revenues	78,569	83,763	85,165	85,119	118,689
Expenditures	80,373	86,877	86,884	87,789	86,099
Surplus (Deficit)	(1,804)	(3,114)	(1,719)	(2,670)	32,590
Special Operating Agency Account
Revenues	148,965	143,762	190,015	281,721	249,297
Expenditures	132,650	141,989	179,834	280,180	242,734
Surplus	16,315	1,773	10,181	1,541	6,563

Sinking Fund Earnings	195,888	194,132	192,848	189,803	191,200
Accounting Adjustments
Revenue	(60,584)	(95,472)	(98,116)	(162,780)	(141,427)
Expenditure	73,448	36,136	(206,080)	(133,413)	(141,427)

Consolidated and Operating Revenue	8,449,180	8,396,560	8,902,180	9,338,969	9,427,254

Consolidated Expenditures	9,152,303	8,938,705	9,070,984	9,444,902	9,799,587
Add: Amortization Expense	406,634	427,356	463,520	473,559	485,398
Less: Gross Investment in Tangible Capital Assets	(591,945)	(587,290)	(615,752)	(641,670)	(668,993)
Other Accounting Adjustments	(156,403)	(121,758)	100,464	(4,840)	---
Operating Expense	8,810,589	8,657,013	9,019,216	9,271,951	9,615,992
Contingency Reserve
Surplus (Deficit)	(361,409)	(260,453)	(117,036)	67,018	(188,738)

Increase in Net Debt from Operations	(703,123)	(542,145)	(168,804)	(105,933)	(372,333)

Exhibit “99.1” Current Province of New Brunswick Description

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2018 and the Budget Estimates for the fiscal year ending March 31, 2019.

Changes in Cash Flow

					Budget
					Estimates1
	2015	2016	2017	2018	2019
	(In millions of dollars)
Operating Transactions
Surplus (Deficit)	(361.4)	(260.4)	(117.0)	67.0	(188.7)
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	10.1	7.1	7.2	7.6	-
Foreign Exchange Expense	(5.8)	(5.8)	(5.8)	(6.0)	-
Increase in Provision for Losses	48.5	(3.0)	21.4	11.4	-
Sinking Fund Earnings	(195.9)	(194.1)	(192.8)	(189.8)	(191.2)
Amortization of Tangible Capital Assets	406.6	427.4	463.5	473.6	485.4
Loss on Disposals and Impairments of Tangible Capital
Assets	15.1	6.5	7.7	9.3	-
Actual Losses Due to Foreign Exchange	2.5	2.7	2.8	2.9	-
Decrease (increase) in Pension Surplus	272.8	13.3	35.3	10.2	-
(Decrease) increase in Deferred Revenue	(17.7)	16.4	23.1	19.4	-
(Increase) decrease in Working Capital	(17.6)	129.9	(9.7)	(24.2)	-
Net Cash Used In Operating Activities	157.2	140.0	235.7	381.4	105.5

Investing Transactions
Decrease (increase) in Investments, Loans and Advances	42.2	106.6	(146.1)	(26.0)	(76.3)
Non-Cash Adjustment in Investing Activities	(162.3)	(143.5)	92.4	(8.3)	-
Net Cash Used In Investing Activities	(120.1)	(36.9)	(53.7)	(34.3)	(76.3)

Capital Transactions
Purchase of Capital Assets	(591.9)	(587.3)	(615.7)	(641.7)	(669.0)

Financing Transactions
Net Proceeds from Issuance of Funded Debt	1,627.5	1,159.2	1,657.2	1,761.4	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	173.1	196.1	338.8	150.0	-
Increase (decrease) in Obligations Under Capital Leases	51.5	(33.7)	(22.7)	(81.1)	-
Sinking Fund Installments	(143.0)	(153.7)	(157.3)	(165.9)	-
Short term borrowing	(153.6)	412.0	0.5	(19.7)	-
Funded Debt Matured	(852.4)	(637.2)	(790.4)	(1,114.6)	-
Net Cash From Financing Activities	703.1	942.7	1,026.1	530.1	-

Increase (decrease) in Cash Position during Year	148.3	458.5	592.4	235.5	(639.8)
Cash Position – Beginning of Year	1,535.4	1,683.7	2,142.2	2,734.6	2,970.1
Cash Position – End of Year	1,683.7	2,142.2	2,734.6	2,970.1	2,330.3

Cash Represented by
Cash and Short term Investments	1,683.7	2,142.2	2,734.6	2,970.1	2,330.3

1 The Budget Estimates do not include estimates of total borrowing requirements of the Province. For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements” and “Financing-Funded Debt Maturity Schedule”, respectively.
(-) Denotes no estimate provided.

Exhibit “99.1” Current Province of New Brunswick Description

2017-2018 Budget Estimates

For the fiscal year ended March 31, 2018 there was a surplus of $67.0 million. This represents an improvement of $258.9 million from the budgeted deficit of $191.9 million. Operating revenues were $9,339.0 million, $150.3 million higher than the budgeted amount of $9,188.7 million. Revenues were up due to higher than budgeted Corporate Income Tax and Harmonized Sales Tax revenue, recoveries related to HST, and higher than budgeted revenues from the Regional Health Authorities. These increases were partially offset by lower than budgeted revenue from the New Brunswick Power Corporation and lower Personal Income Tax revenue. Operating expenses were $9,272.0 million, $108.6 million lower than the budgeted amount of $9,380.6 million. Expenses were down due to lower than budgeted Central Government, Economic Development and Service of the Public Debt expenses. This was partially offset by higher expenses in Health. Net debt increased by $105.9 million for the year compared to the budgeted increase of $362.0 million.

Major Sources of Ordinary Account Revenue for 2018-2019

The major sources of ordinary account revenue for the Province are payments from the federal government, consumption taxes and income taxes. For the fiscal year ending March 31, 2019, the Province’s revenue is estimated at $8,961.2 million, projecting an increase of 0.5% from the fiscal year ended March 31, 2018. Overall this represents a projected increase of $48.4 million in revenue. The principal factors that have increased revenue are Federal Government Payments ($142.0 million), Personal Income Tax ($74.4 million) and Government Business Enterprises ($43.5 million); offset by decreased Corporate Income Tax (-$129.0 million) and Miscellaneous revenue (-$77.7 million).

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2015 and the Budget Estimates for the fiscal year ending March 31, 2019.

Ordinary Account Revenue Sources

	Year Ending March 31,
	2015	2016	2017	2018	Budget Estimates 2019	CAGR1 2015-2019
	(%)
Taxes
Personal Income	18.9	20.6	19.3	18.0	18.8	2.5
Corporate Income	3.6	3.1	4.2	5.3	3.8	4.1
Consumption	20.2	19.5	20.0	21.3	21.2	3.9
Property	6.0	6.2	6.2	6.1	6.0	2.7
Miscellaneous	0.8	0.8	0.8	0.8	0.9	5.2
Total Taxes	49.4	50.1	50.5	51.5	50.6	3.3

Other Revenue
Licenses, Permits and Fees	6.8	7.1	7.1	6.9	6.8	2.4
Federal Government Payments	36.0	35.8	35.5	34.6	36.0	2.7
Government Business Enterprises	5.1	4.4	4.2	4.0	4.5	(0.8)
Miscellaneous	2.6	2.6	2.7	3.0	2.1	(2.5)
Total Revenue	100.0	100.0	100.0	100.0	100.0
Total Ordinary Account Revenue (millions of dollars)	8,072.0	8,045.5	8,509.7	8,912.8	8,961.2	2.6

1 Compound annual growth rate

Exhibit “99.1” Current Province of New Brunswick Description

Personal and Corporate Income Taxes

Personal Income Taxes

New Brunswick’s provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement.

The table below shows the New Brunswick provincial personal income tax rates from 2016 to 2018.

2016	2017	2018
9.68% on first $40,492	9.68% on first $41,059	9.68% on first $41,675
14.82% on $40,492 to $80,985	14.82% on $41,059 to $82,119	14.82% on $41,675 to $83,351
16.52% on $80,985 to $131,664	16.52% on $82,119 to $133,507	16.52% on $83,351 to $135,510
17.84% on $131,664 to $150,000	17.84% on $133,507 to $152,100	17.84% on $135,510 to $154,382
20.3% over $150,000	20.3% over $152,100	20.3% over $154,382

Provincial income tax credit amounts and tax brackets are indexed annually by national CPI.

Government introduced the Free Tuition Program beginning for the 2016-2017 academic year. As a result, effective January 1, 2017, the New Brunswick tuition and education tax credits were eliminated. However, any unused tax credits will continue to be honoured; students will be able to claim previously accumulated and unused credits in future taxation years.

With the decrease in the small business corporate income tax rate (described below), a change was made to the dividend tax credit rate for dividends paid from income taxed at the small business rate to ensure that it does not overcompensate for corporate income taxes paid by businesses.

Effective for dividends paid after December 31, 2016 and before January 1, 2018, the New Brunswick Dividend Tax structure is as follows:

●
Eligible dividends, as defined by the federal government, paid from corporate income taxed at the general corporate income tax rate receive a New Brunswick Dividend Tax Credit of 14%.

●
Dividends paid from income taxed at the small business rate receive a 3.245% New Brunswick Dividend Tax Credit.

Effective for dividends paid after December 31, 2017 and before January 1, 2019, the New Brunswick Dividend Tax structure is as follows:

●
 Eligible dividends, as defined by the federal government, paid from corporate income taxed at the general corporate income tax rate receive a New Brunswick Dividend Tax Credit of 14%.

●
Dividends paid from income taxed at the small business rate receive a 2.853% New Brunswick Dividend Tax Credit.

Effective for dividends paid on or after January 1, 2019, the New Brunswick Dividend Tax structure is as follows:

●
Eligible dividends, as defined by the federal government, paid from corporate income taxed at the general corporate income tax rate receive a New Brunswick Dividend Tax Credit of 14%.

●
Dividends paid from income taxed at the small business rate receive a 2.75% New Brunswick Dividend Tax Credit.

Exhibit “99.1” Current Province of New Brunswick Description

Corporate Income Taxes

The corporate income tax (“CIT”) is calculated as a percentage of corporate taxable income as defined for federal tax purposes. The current general corporate income tax rate is 14 per cent.

New Brunswick’s small business CIT rate applies to active business income of small Canadian controlled private corporations. Effective April 1, 2017, the New Brunswick small business rate was decreased from 3.5% to 3% on the first $500,000 of active business income. Effective April 1, 2018, the New Brunswick small business rate was decreased from 3% to 2.5% on the first $500,000 of active business income.

Capital Taxes

New Brunswick does not apply a capital tax on businesses except for deposit accepting financial institutions. For banks, loan companies and trust companies, New Brunswick applies a capital tax on paid-up capital in excess of $10 million. The Province administers the capital tax on financial institutions. The Financial Corporations Capital Tax is deductible for federal and provincial corporate income tax purposes.

The Financial Corporation Capital Tax (FCCT) rate for banks is 5%. The rate for other types of deposit accepting financial institutions is 4%.

Harmonized Sales Tax

 Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax (“HST”). The HST is a value-added tax composed of the federal goods and services tax (“GST”) and a provincial component. The federal government administers the HST. The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal Excise Tax Act.

The current provincial portion of the HST rate in New Brunswick is 10%. The current joint federal-provincial HST rate in New Brunswick is 15%.

New Brunswick provides an HST credit to help protect low-to-middle income New Brunswickers. A refundable provincial HST credit is provided in the amount of $300 for individuals, $300 for spouse or equivalent, and $100 per child under the age of 19 is provided. Single parent families receive a $300 credit for their first child. The full HST credit is provided to New Brunswickers with a family income of less than $35,000 per year. The credit is reduced by two cents for every dollar of income above $35,000 per year. This means that individuals with income of less than $50,000 per year, or a family of two adults and two children with income of less than $75,000 per year could receive some benefit from the HST credit.

Under the HST, businesses receive full input tax credits for tax paid on business purchases. As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries). In addition, a number of rebates and credits are available. Books receive a point-of-sale rebate on the 10% provincial portion of the HST.

Gasoline and Motive Fuel Taxes

The gasoline tax is 15.5 cents per litre and the motive fuel tax (diesel) is 21.5 cents per litre. The tax rates for other taxable fuels are as follows: 2.5 cents per litre on aviation fuel; 4.3 cents per litre on locomotive fuel; and, 6.7 cents per litre on propane.

Exhibit “99.1” Current Province of New Brunswick Description

Tobacco Tax

Tobacco taxes are an important tool that governments can use to help discourage smoking and pay for the additional costs smoking imposes on the health care system.

The tobacco tax is 25.52 cents per cigarette or gram of loose or fine cut tobacco.

The tax rate that is applied to cigars is 75% of the normal retail price.

Cannabis Duty Rate
The federal government legalized cannabis for sale effective October 17, 2018.

In December 2017, FPT finance ministers agreed in principle to a coordinated cannabis duty, for an initial two-year period, which will be administered and collected by the federal government.  In late-June 2018 New Brunswick signed its bilateral agreement.

The federal government imposes the “federal cannabis duty rates” at the higher of $1 per gram or 10% of a product price, through a federally-administrated coordinated framework.

For the initial two years, this tax room will be shared on the following basis: 75% to provincial and territorial governments; 25% to the federal government. Any federal revenue in excess of $100 million (prorated on a fiscal year basis) will be allocated to provinces.

Property Taxes

New Brunswick levies a provincial real property tax of $1.1233 per $100 of assessment on property classified as non-owner-occupied residential housing. The provincial tax rate on property classified as other residential is set at $1.2173 per $100 of assessment. A provincial property tax rate of $0.4115 per $100 assessment is imposed on all owner-occupied residential property not within a municipality or in a former Local Service District (LSD) now located in a rural community. Non-residential property is subject to a provincial rate of $2.1860 per $100 of assessment. In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment.

Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province. In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality. In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services. On behalf of the Office of the Rentalsman, a fee of 4.86 cents per $100 of assessment is also imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

The real property transfer tax is a one-time payment on the purchase of a property when the deed is registered. The real property transfer tax rate is 1% and applies to the greater of the sale price or assessed value of the property.

Federal-Provincial Fiscal Arrangements

Fiscal Equalization Payments

 New Brunswick is one of six provinces to receive fiscal equalization payments from the federal government. The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation. New Brunswick's equalization payment for the fiscal year ended March 31, 2017 was $1,708.4 million and for the fiscal year ended March 31, 2018 was $1,760.3 million. Fiscal equalization payments accounted for 20.1% of total ordinary revenue for the fiscal year ended March 31, 2017 and 19.8% of the total ordinary revenue for the fiscal year ended March 31, 2018.

Exhibit “99.1” Current Province of New Brunswick Description

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”)

 In 2017-2018 the federal government provided annual funding through the CHT and CST in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories. For the fiscal year ended March 31, 2017, major health and social transfers totaled $1,032.2 million which accounted for 12.1% of total ordinary revenue. For the fiscal year ended March 31, 2018, major health and social transfers totaled $1,055.6 million which accounted for 11.8% of total ordinary revenue. The legislated growth of the total CHT cash envelope grew at 6% annually through 2016-2017. Beginning 2017-2018, the total CHT cash envelope will grow in line with a three-year moving average of nominal GDP, with a 3% floor. The legislated growth of the total CST cash envelope will continue to grow at 3%.

Fiscal Stabilization Program

 Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a Province when total revenues of that Province, as per the federal definition, fall short of the previous year’s total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2018 the Province's ordinary expenditure was $8,514.9 million, 1.0% higher than the ordinary expenditure for the fiscal year ended March 31, 2017. The net increase of $106.6 million was due in large part to increased expenditures in Education and Health. Other contributing factors include increased expenditures in Central Government, Social and Community Services, Protection Services, and Transportation and Infrastructure. These increases were partially offset by decreased expenditures in other areas, including Economic Development, Employment Development & Labour, Resources, and Service of the Public Debt. The total budget for ordinary account expenditures for the year ending March 31, 2019 is $8,796.9 million.

	Ordinary Account Expenditure
	Year Ending March 31,
					Budget Estimates
	2015	2016	2017	2018	2019
	(In millions of dollars)
Central Government	863.7	914.1	1,057.3	1,059.6	1,179.7
Economic Development	197.6	138.1	213.4	183.9	180.0
Education and Training	1,953.9	1,707.8	1,740.9	1,792.1	1,844.9
Labour and Employment	122.3	134.6	138.3	134.3	162.3
Social and Community Services	1,115.5	1,114.6	1,182.1	1,195.0	1,198.5
Health	2,621.0	2,695.2	2,689.0	2,754.5	2,835.6
Protection Services	259.6	270.9	259.7	263.9	259.4
Resources	163.1	152.2	157.1	151.0	153.8
Service of the Public Debt	677.3	678.1	673.3	666.6	675.0
Transportation and Infrastructure	320.6	297.1	297.2	314.0	307.7
	8,294.6	8,102.7	8,408.3	8,514.9	8,796.9

Economic Development

 Budgeted Economic Development expenditure of $180.0 million represents 2.1% of the total budgeted expenditure for the fiscal year ending March 31, 2019 and is made up of the Department of Tourism, Heritage and Culture ($62.6 million), Opportunities New Brunswick ($47.2 million), and the Regional Development Corporation ($70.2 million).

Exhibit “99.1” Current Province of New Brunswick Description

Education and Training

 The Province budgeted $1,844.9 million (21.0% of total budgeted expenditure) for the fiscal year ending March 31, 2019 for Education and Training expenditures. This is made up of estimated operating expenditures of elementary and secondary schools totaling $1,258.0 million, budgeted operating grants to universities estimated at $282.3 million, estimated grants and costs for the New Brunswick Community Colleges of $200.1 million, and General Government expenditures estimated at $104.5 million.

Labour and Employment

 The Labour and Employment expenditure budget of $162.3 million represents 1.8% of the total budgeted expenditures for the fiscal year ending March 31, 2019. This is made up of estimated operating expenditures of the Department of Post-Secondary Education, Training and Labour.

Social and Community Services

 The total budgeted expenditures in this area for the March 31, 2019 fiscal year are $1,198.5 million (13.6% of total budgeted expenditures). This is made up of programs with the Department of Social Development ($1,194.5 million) and a portion of General Government ($4.0 million). Programs included in the Department of Social Development are: an income security program, a child welfare and youth services program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health

 The total budgeted expenditures in this area for the March 31, 2019 fiscal year are $2,835.6 million, 32.2% of total budgeted expenditure. The Province pays operating expenditures of approved public hospitals to cover the cost of supplying hospital services. The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents. For the fiscal year ending March 31, 2019, expenditure on health services is estimated at $2,753.4 million for the Department of Health and $82.2 million for a portion of General Government.

Protection Services

 The Protection Services budgeted expenditure of $259.4 million represents 3.0% of total expenditure budgeted for the fiscal year ending March 31, 2019 and is made up of the Department of Justice and Public Safety ($231.9 million), the Office of the Attorney General ($20.2 million) and a portion of General Government ($7.3 million).

Resources

  Budgeted expenditure for Resources is $153.8 million and represents 1.7% of the total budgeted expenditure for the fiscal year ending March 31, 2019 and is made up of the Department of Agriculture, Aquaculture and Fisheries ($37.2 million), a portion of the Department of Environment and Local Government ($11.5 million), the Department of Energy and Resource Development ($101.8 million) and a portion of General Government ($3.3 million).

Transportation and Infrastructure

The Transportation and Infrastructure services budgeted expenditures of $307.7 million represents 3.5% of the total budgeted expenditure for the fiscal year ending March 31, 2019. The Province budgeted $307.4 million for the planning, design and maintenance of highways and public buildings, and the operation of ferry services and $0.3 million for a portion of General Government.

Central Government

 The Central Government expenditure of $1,179.7 million estimated for the fiscal year ending March 31, 2019 represents 13.4% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($10.8 million), a portion of the Department of Environment and Local Government ($130.6 million), General Government ($591.0 million), Treasury Board ($16.3 million), other central agencies ($44.9 million), and Consolidated Entities ($386.1 million).

Exhibit “99.1” Current Province of New Brunswick Description

Service of the Public Debt

  For the fiscal year ending March 31, 2019 the estimate of $675.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 7.7% of the total budgeted expenditure.

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2018 and the Budget Estimates for the fiscal year ending March 31, 2019. The table also shows the total amount of recoveries through cost-sharing agreements with the federal government.

	Net Capital Expenditure
					Estimate
	2015	2016	2017	2018	2019
	(In thousands of dollars)

EXPENDITURES
Bridges	48,708	64,003	63,155	57,144	55,290
Economic and Regional Development	3,575	14,906	32,877	69,407	77,455
Highways	202,270	293,042	299,752	318,801	356,770
Hospitals	198,396	52,012	58,332	81,803	99,892
Maritime Provinces Higher Education
Commission – Capital Grants	2,000	2,000	2,000	2,000	2,000
Other Public Buildings	11,697	32,944	27,459	51,665	70,186
Permanent Parks	678	1,876	2,174	9,805	12,590
Schools	92,550	94,010	96,402	86,090	105,767
Vehicles	9,774	14,143	14,467	16,131	16,000
Other	1,598	2,111	5,426	2,624	19,350
	571,246	571,047	602,044	695,470	815,300
RECOVERIES
Recoveries from Canada - Highways	5,397	16,893	13,565	23,903	44,154
Other Recoveries	8,955	7,953	9,032	8,370	4,110
	14,352	24,846	22,597	32,273	48,264
Net Capital Expenditures	556,894	546,201	579,447	663,197	767,036

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature. For the fiscal year ending March 31, 2019, gross revenue is estimated at $249.3 million from the various agencies and expenditures are estimated at $242.7 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry. Such assistance has been channeled principally through Opportunities New Brunswick, the Department of Social Development, the Department of Agriculture, Aquaculture and Fisheries, Provincial Holdings Ltd., and Post-Secondary Education, Training and Labour and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments. Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements. Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Exhibit “99.1” Current Province of New Brunswick Description

Economic Development

 The Minister responsible for Opportunities New Brunswick is responsible for assistance provided under the Opportunities New Brunswick Act:
The Opportunities New Brunswick Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council. At March 31, 2018, loans and guarantees under the Opportunities New Brunswick Act amounted to approximately $266.3 million. The allowance for doubtful accounts on these loans and guarantees amounted to $135.8 million.

Agriculture, Aquaculture, and Fisheries

 The Minister of Agriculture, Aquiculture and Fisheries is responsible for assistance provided under the Agricultural Development Act and the Fisheries and Aquaculture Development Act:

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province. At March 31, 2018, loans and guarantees outstanding were $10.1 million. The allowance for doubtful accounts totaled $4.7 million.

The Fisheries and Aquaculture Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment. At March 31, 2018, loans and guarantees outstanding amounted to $24.4 million. The allowance for doubtful accounts totaled $20.3 million.

Social Development

 The Department of Social Development carries out the provincial government's housing policies. Loans are issued pursuant to the New Brunswick Housing Act. At March 31, 2018, loans under the New Brunswick Housing Act totaled $75.1 million. The allowance for doubtful accounts on these loans totaled $8.3 million. In accordance with Canadian public sector accounting standards, loans that will be repaid through future provincial appropriations are expensed at the time of issue.

Post-Secondary Education, Training and Labour

 The Department of Post-Secondary Education, Training and Labour administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2018, the total of student loans outstanding was $498.7 million. The allowance for doubtful accounts on these loans totaled $114.2 million.

Exhibit “99.1” Current Province of New Brunswick Description

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to the CPA Canada Handbook as well as several other relatively small items are not included in the budget since they are non-budgetary items.  Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2018 were $2,263.0 million and for the fiscal year ending March 31, 2019 are estimated at approximately $2,112.0 million.  These amounts include borrowing on behalf of NB Power in the amount of $610 million for the fiscal year ending March 31, 2019 and $470 for the fiscal year ended March 31, 2018.

Non-Public Borrowing

The Province borrows from two non-public sources, the Canada Pension Plan (“CPP”) and the New Brunswick Immigrant Investor Fund (2009) Ltd (“NBIIF”).

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate. Prior to 1998 funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs. Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province’s market rate. At March 31, 2018, New Brunswick had outstanding borrowings from the CPP of $834.3 million.

The NBIIF was established as a Crown corporation under the Department of Business New Brunswick to manage NB’s share of funds from a federal immigrant program. The federal government program was established to attract immigrants to Canada. Under this program potential immigrants may make a financial investment of $800,000 as part of a requirement for attaining Canadian citizenship. The proceeds are divided and distributed among the participating provinces. A federal government condition of the program is that investors receive their principal back after five years. To ensure that this occurred, the NBIIF invested a portion of the money received from investors (collected by the federal government) in five year zero coupon government bonds. The Province of New Brunswick issued bonds directly to the NBIIF to the exact maturity date required. The first bonds were issued in February of 2011. The NBIIF bonds began maturing in September 2015.  At March 31, 2018, New Brunswick had outstanding borrowings from NBIIF of $74.2 million.

Public Borrowing

At March 31, 2018, the Province had outstanding long-term borrowings for provincial purposes from non-CPP and NBIIF sources totaling $16,325.0  million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars and U.S. dollars.  Not included in this amount is $4,412.3 million borrowed on behalf of NB Power.

Exhibit “99.1” Current Province of New Brunswick Description

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.
Funded Debt

	Year Ended March 31,
	2014	2015	2016	2017	2018
	(In millions of dollars)
Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	834.3
New Brunswick Immigrant Investor Fund (2009) Ltd.	157.4	174.5	147.7	104	74.2
Provincial Purpose Public Debt	13,101.90	13,804.60	14,758.50	15,631.30	16,325.00
Advances to NB Power	4,566.30	4,607.10	4,514.30	4,422.70	4,412.30
Total	18,659.90	19,420.50	20,254.80	20,992.30	21,645.80

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding provincial purpose funded debt and present certain ratios relating that growth to economic indicators. The following tables do not include $180 million borrowed during fiscal 2014, $0 million borrowed during fiscal 2015, $480 million borrowed during fiscal 2016, $300 million borrowed during fiscal 2017 and $420 million borrowed during fiscal 2018 on behalf of NB Power.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all provincial purpose funded debt. Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province. Interest earned on such investments is added to the sinking fund and is reinvested in approved securities. At March 31, 2018 the value of the sinking fund applicable to debt issued for provincial purposes amounted to $4,418.5 million. For the fiscal year ended March 31, 2018, earnings on investments held for the repayment of provincial purpose debt amounted to $189.8 million.

Outstanding Net Provincial Purpose Funded Debt1
(In millions of dollars unless otherwise indicated)

At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Total2	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)

2014	12,436.7	1,400.0	300	14,093.6	3,883.9	10,209.7	7.7
2015	13,156.5	1,400.0	300	14,813.4	4,049.6	10,763.8	5.4
2016	14,505.0	1,400.0	0	15,740.5	4,201.3	11,539.2	7.2
2017	15,009.9	900.0	600	16,569.6	4,212.7	12,356.9	7.1
2018	15,039.7	1,400.0	600	17,233.5	4,418.5	12,815.0	3.7

Exhibit “99.1” Current Province of New Brunswick Description

Comparative Debt Statistics

	Year ended March 31,
	2014	2015	2016	2017	2018
	(In millions of dollars unless otherwise indicated)
Gross Domestic Product at market prices3	32,388	33,377	34,593	36,088	36,990
Household Income3	30,123	30,913	31,775	32,881	33,802
Total Revenue	7,778.0	8,439.2	8,386.2	8,890.2	9,339.0
Net Funded Debt	10,209.7	10,763.8	11,539.2	12,356.9	12,815.0
As % of Gross Domestic Product	31.5%	32.2%	33.4%	34.2%	34.6%
As % of Household Income	33.9%	34.8%	36.3%	37.6%	37.9%
As % of Ordinary Revenue	131.3%	127.5%	137.6%	138.8.0%	137.2%

1 Debt securities are reported in the currency in which they were originally issued. Some issues have been hedged into Canadian dollars.
2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.
3 2018 value based on NB Department of Finance forecast

Exhibit “99.1” Current Province of New Brunswick Description

Provincial Purpose Funded Debt Maturity Schedule
For Securities Outstanding at March 31, 2018
(In millions of dollars1 )

Year ended
31-Mar	CAD$	USD	CHF	Total in CAD$2

2019	126.9	750.0		730.9
2020	864.0			864.0
2021	1,253.1	50		1,302.0
2022	661.4			661.4
2023	873.2	600		1,605.0

2019-2023	3,778.6	1,400.0	-	5,163.3
2024-2028	3,537.5			3,537.5
2029-2033	500.0		600.0	1,309.1
2034-2038	1,688.4			1,688.4
2039-2043	2,184.0			2,184.0
2044+	2,840.0			2,840.0

Total Funded Debt	14,528.50	1,400.00	600.00	16,722.3

CMHC Debentures	67.0	0		67.0
Nursing Home Mortgages	444.2	0		444.2

Total	15,039.70	1,400.00	600.00	17,233.50

1 Debt securities are shown in currency in which they were issued.
2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2018 to date the Province has borrowed $1,624 million including $550 million on behalf of NB Power.

Exhibit “99.1” Current Province of New Brunswick Description

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities. Such unfunded debt is not secured by debt instruments.

At March 31, 2018, the Province's unfunded debt was as follows:

At March 31, 2018
(In millions of dollars)

Bank Advances and Short Term Borrowing	1,660.9
Trust Deposits	281.3
Accounts Payable and Accrued Expenditures	2,996.80
Deferred Revenue	549.6

Total Unfunded Debt	5,488.6

This unfunded debt is partially offset by assets of the Province in the amount of $4,868.4 million, represented by $2,970.1 million of cash and short term investments, $455.9 million of receivables and advances, $1,217.8 million of taxes receivable, $48.1 million of inventories, and $176.5 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2018 with comparable numbers as at March 31, 2017:

	2017	2018
Bank Loans
Under Various Acts	51.4	36.6
Less: Provision for Possible Losses	21	13.4
Total Contingent Liabilities	30.4	23.2

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CPA Canada Handbook, guarantees associated with the debt of the New Brunswick Municipal Finance Corporation are not included in the previous table. These guarantees are as follows:

	At December 31, (In millions of dollars)
	2016	2017

Bonds, Debentures and Notes
New Brunswick Municipal Finance Corporation	862.7	883.1
Accrued Interest	3.0	2.8
Total	865.7	885.9

Exhibit “99.1” Current Province of New Brunswick Description

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NB Power and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt. Municipalities, with the exception of the City of Saint John, are required to obtain approval from the provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick
Funded Debt	17,233.50
Less: Sinking Funds	4,418.50
12,815.00
Municipalities
Funded Debt	883.1
Total Public Sector Debt	13,698.10

Information in the foregoing table relative to the Province is at March 31, 2018, and information relative to municipalities is the amount outstanding at December 31, 2017. Excluded is $3,907.2 million (net of sinking funds of $505.1 million) borrowed by the Province on behalf of NB Power. This debt is paid out of the operating revenues of NB Power rather than out of provincial revenues.

VESTCOR CORPORATION

Formed in July 2016, Vestcor Corp., which owns Vestcor Inc., is an independent private not-for-profit holding company under the Vestcor Act of the New Brunswick Legislature.  The organization is jointly owned by the New Brunswick Public Service Pension Plan and the New Brunswick Teacher’s Pension Plan.

On October 1, 2016, Under the Vestcor Act, the N.B. Investment Management Corporation was continued as Vestcor Investment Management Corporation, while the operations of the Pension and Employee Benefits Division of the Province of New Brunswick’s Department of Human Resources were transferred to Vestcor Pension Services Corporation.  As of January 1, 2018, these two subsidiaries were integrated and form Vestcor Inc.

Exhibit “99.1” Current Province of New Brunswick Description

CROSS REFERENCE SHEET

Information Relating to Public Sector Pension Liabilities	Exhibit 99.8 - 2018 Volume 1 Consolidated Financial Statements

PROVINCE OF NEW BRUNSWICK
Retirement Benefits	Page 28
Exhibit 99.3

Defined Benefit Pension Plans	Page 46-47
Exhibit 99.3

Defined Contribution Pension Plans	Page 47
Exhibit 99.3

Target Benefit Pension Plans	Page 47-48
Exhibit 99.3

Retirement Allowance Plan	Page 48
Exhibit 99.3

Retirement Benefit Liability and Expense (millions)	Page 48-52
Exhibit 99.3

Exhibit “99.1” Current Province of New Brunswick Description

NEW BRUNSWICK POWER CORPORATION

On October 1, 2013, New Brunswick Power Corporation (NB Power) became a single, integrated Crown Corporation. By enactment of the New Brunswick Electricity Act, the former NB Power Group of Companies, New Brunswick Electric Finance Corporation (“NBEFC”), and the New Brunswick System Operator (“NBSO”) were amalgamated into a new vertically integrated Corporation. New Brunswick Power Generation Corporation remained a wholly owned subsidiary of NB Power, with a name change to New Brunswick Energy Marketing Corporation (“NB Energy Marketing”).

NB Power provides New Brunswickers with electricity at the lowest possible cost consistent with safety, reliability and the environment. The electricity is generated at 13 facilities and delivered via power lines, substations and terminals to more than 403,000 direct and indirect customers within New Brunswick. In addition, NB Power exports electricity to New England, Quebec, Nova Scotia, and Prince Edward Island through its subsidiary, NB Energy Marketing.

Information contained in this report is based on NB Power’s Annual Report of 2017-2018, updated for significant events.

At March 31, 2018, NB Power generated electricity at 13 nuclear, hydro, coal, oil, and diesel-powered stations, with an installed net capacity of 3,513 megawatts comprised of 1,439 megawatts of thermal, 889 megawatts of hydro, 660 megawatts of nuclear and 525 megawatts of combustion turbine capacity. Gross investment in all plants at March 31, 2018, excluding construction in progress, had a deemed cost of $3,813 million.

At March 31, 2018, NB Power maintained 6,900 kilometers of transmission lines and 21,215 kilometers of distribution lines with a deemed cost of $271 million and $1,116 million, respectively. NB Power also had a deemed cost of $411 million excluding construction in progress, in terminals and substations.

NB Power has extensive interconnection facilities to take advantage of its favourable geographic position between the two very large electric power systems in Quebec and New England and the other two Maritime Provinces. At March 31, 2018 export interconnection capacity was 2,328 MW and import interconnection capacity was 2,378 MW.

NB Power exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2026-2027 period.

Significant Events

Spring 2018 brought historic flood levels to New Brunswick impacting thousands of homes, cottages and businesses, and resulted in costs of $2 million.

On October 5th, 2017 NB Power filed a rate application with the Energy and Utility Board (EUB) seeking approval from the EUB for an average 2% rate increase to begin April 1, 2018. An average rate increase of 0.88% beginning August 1, 2018 was granted by the EUB.

The following significant events impacted NB Power’s 2017-2018 financial results:

Point Lepreau Nuclear Generating Station

NB Power has continued to invest in Point Lepreau Nuclear Generating Station (GLNGS) in pursuit of becoming a top-performing nuclear plant in Canada and among the best in the world. PLNGS is a critical asset to ensure the overall supply and reliability of electricity for NB Power’s customers. Additional investments have begun to demonstrate results as PLNGS achieved an annual capacity factor rate of 89 per cent exceeding its target for 2017-2018 and recording its best result since 2007.

Rate Increase

NB Power applied for a 2% rate increase to begin April 1, 2017. A rate increase of 1.8% beginning April 1, 2017 was granted by the Energy Utilities Board (EUB).

Exhibit “99.1” Current Province of New Brunswick Description

Overview of Financial Performance

NB Power’s net earnings were $23 million for the year ended March 31, 2018, compared to $27 million in the prior year, a reduction of $4 million. Although NB Power realized higher operating earnings, net earnings was negatively impacted by less favourable financial market conditions which led to a decrease in the gains on the nuclear investment funds year over year.

Electricity Operations

NB Power incurred earnings from operations of $253 million for the year compared to $235 million for the prior year.

Revenue from electricity sales within New Brunswick totaled $1,405 million for the year, which was $36 million or 3 per cent higher than the prior year. The increase was primarily attributed to a system wide average rate increase of 1.77 per cent on April 1, 2017 as well as a small sales volume increase required to serve higher in-province customer loads. Out-of-province revenues of $265 million were $14 million or 6 per cent higher than the prior year as a result of higher standard offer service contract sales and higher sales from renewable energy credits.

Expenses attributed to electricity operations were $1,501 million for the year, an increase of $40 million or 3 per cent from the prior year. This is mainly due to higher volumes supplied and higher average purchased power prices. Depreciation and amortization costs were $20 million higher mainly due to higher depreciation of the PLNGS as a result of the 2016-2017 and 2017-2018 planned outages. Operations, maintenance and administration costs were $6 million lower mainly due to fewer storms resulting in lower spending on emergency restoration efforts partially offset by additional maintenance activities at PLNGS.

Other Expenses

Other expenses (finance costs less investment income and mark-to-market of fair value through profit and loss investments) have the potential for variability due to changes in market values, discount rates, and interest rates.

In 2017-2018 other expenses were $21 million higher than the prior year. This is mainly due to less favourable market conditions which led to a decrease in the gains on the investments year over year.

Net Debt

Net debt decreased by $133 million in 2017-2018, compared to a decrease of $13 million in 2016-2017. This is a favourable variance of $120 million. The favourable variance was largely attributable to a decrease in short term debt.

Operating Results

Revenues

Total revenues were $1,754 million in 2017-2018, representing a $58 million or 3% increase from 2016-2017.

In-province sales of power totaled $1,405 million in 2017-2018, representing a $36 million or 3% increase from 2016-2017. The main contributors to the year-over-year variance were:

a)
$23 million increase due to higher load primarily to the industrial rate class
b)
$22 million increase due to system wide average rate increase in April 2017
c)
$9 million higher Large Industrial Renewable Energy Purchase Program (LIREPP) sales due to higher discount percentage
d)
$2 million increase in interruptible sales partially offset by
e)
$20 million decrease due to warmer weather in 2017-2018

In 2017-2018, out-of-province sales of power were $265 million, an increase of $14 million or 6% compared to 2016-2017. The main contributor to the year-over-year variance was success in securing additional contracts to serve customer loads in Maine.

Exhibit “99.1” Current Province of New Brunswick Description

Miscellaneous revenue was $84 million in 2017-2018, an increase of $8 million compared to 2016-2017. This increase was mainly due to revenue from a portion of PLNGS lawsuit settlement as well as increases to pole attachment and water heater revenues.

For the fiscal year ended March 31, 2018, energy was supplied as follows:

Composition of Energy Supply

	Total	In Province
	(%)

Hydro	13.9	16.4
Thermal	19.7	19.9
Nuclear	30.2	34.9
Purchases	36.2	28.8

Total	100.0	100.0

Fuel and Purchased Power

The cost of fuel and purchased power was $727 million in 2017-2018, an increase of $25 million or 4% from 2016-2017. The year-over-year variance in fuel and purchased power costs was mainly attributable to:

(a)
$25 million higher overall volumes required as there were increased in-province and export sales
(b)
Offsetting changes in overall supply costs (higher purchase power prices, higher natural gas and heavy fuel oil prices and lower hydro flows offset by higher production at PLNGS, and lower coal costs).

Operations, Maintenance and Administration

Operations, maintenance and administration costs were $477 million in 2017-2018, a $6 million or 1% decrease compared to 2016-2017. The significant changes were:

(a)
$18 million lower costs due to fewer storms in 2017-2018
(b)
$14 million lower costs associated with Energy Smart programs and decrease in customer incentives and rebates in the energy efficiency programs partially offset by
(c)
$20 million higher due to additional maintenance activities at PLNGS
(d)
$6 million higher due to an increase in regular positions and other miscellaneous increases

Depreciation and Amortization

Depreciation and amortization costs were $253 million in 2017-2018, a $20 million or 9% increase compared to 2016-2017. The significant changes were:

(a)
$9 million increase due to additional costs associated with 2016-2017 and 2017-2018 planned outages at PLNGS
(b)
$6 million increase associated with various capital projects
(c)
$5 million increase due to Dalhousie decommissioning adjustment in 2016-2017 as costs were lower than anticipated

Exhibit “99.1” Current Province of New Brunswick Description

Finance Charges Less Investment Income

Finance charges less investment income were $217 million in 2017-2018. This represents a $21 million or 11% increase from 2016-2017. The significant changes were:

(a)
$20 million increase due to lower income on nuclear fund investments due to changes in market conditions
(b)
1 million other increases

 Liquidity and Capital Resources

Investing activities were $192 million in 2017-2018. This year-over-year decrease of $70 million or 27% is mainly due to lower capital expenditures net of proceeds.

Cash Flow from Operating Activities

Cash flow from operating activities was $306 million in 2017-2018. This year-over-year increase of $52 million or 20% resulted primarily from higher cash receipts from customers and decreased post-employment benefit payments.

Total Net Debt

The NB Power’s total net debt decreased by $133 million in 2017-2018 and was mainly due to a decrease in short term debt.

Exhibit “99.1” Current Province of New Brunswick Description

Statistical Information

The following tables set forth certain statistical information for the five fiscal years ended March 31, 2018. (Certain comparative figures have been reclassified to conform to the current year’s presentation)

Selected Output and Sales Data

	2014	2015	2016	2017	2018
System Power Generated and Purchased (In millions of kilowatt hours)
Generated	11,985	11,660	10,636	11,702	11,698
Purchased	7,989	8,057	8,655	6,206	6,643
	19,974	19,717	19,291	17,908	18,341
Less: Station service and losses (transformer and transmission)	1,280	1,162	1,346	1,176	1,328
Total Energy Available	18,694	18,555	17,945	16,732	17,013

Electric Sales
In-province	13,388	13,648	13,090	13,039	13,170
Out-of-province	4,966	4,575	4,533	3,360	3,491
Total Electric Sales	18,354	18,223	17,623	16,399	16,660

Revenue from Sale of Power (In millions of dollars)
In-province	1,328	1,374	1,336	1,369	1,405
Out-of-province	391	346	370	251	265
Total revenue from sale of power	1,719	1,720	1,706	1,620	1,670
Miscellaneous revenue and transmission	78	71	85	76	84

Total Revenue	1,797	1,791	1,791	1,696	1,754

Number of Customers (direct and indirect)	397,588	397,633	399,055	401,166	403,468
Average Revenue per kilowatt-hour
In-province	9.92¢	10.07¢	10.21¢	10.50¢	10.67¢
Out-of-province	7.87¢	7.56¢	8.16¢	7.47¢	7.59¢

Exhibit “99.1” Current Province of New Brunswick Description

The following summary financial information was extracted from the audited consolidated financial statements of NB Power Corporation.

Statement of Financial Position Summary

	As at March 31,
	2017	2018
	(in millions of dollars)
Assets
Current assets	444	434
Property, plant and equipment	4,280	4,337
Other non-current assets	1,235	1,275
Total Assets	5,959	6,046
Regulatory balances	1,009	894
Total Assets and Regulatory Balances	6,968	6,940
Liabilities and Shareholder’s Equity
Current liabilities	1,708	1,608
Long-term debt	4,007	3,997
Other non-current liabilities	933	997
Shareholder equity	320	338
Total Liabilities and Shareholder’s Equity	6,968	6,940

Statement of Earnings Summary

	Year Ended march 31,
	CGAAP			IFRS
	2014	2015	2016	2017	2018
	(in millions of dollars)
Revenues
In-province sales of electricity	1,328	1,374	1,336	1,369	1,405
Out-of-province sales of electricity	391	346	370	251	265
Miscellaneous revenue	78	71	85	7	84
Expenses
Fuel and purchased power	(834)	(825)	(830)	(702)	(727)
Operations, maintenance and administration	(437)	(419)	(450)	(483)	(477)
Depreciation and amortization	(230)	(230)	(226)	(233)	(253)
Taxes	(36)	(37)	(41)	(43)	(44)
Finance charges	(223)	(327)	(285)	(280)	(264)
Sinking funds and other investment income	87	123	67	34	17
Mark-to-market of fair value through profit and loss investments	-	41	(1)	50	30
Net changes in regulatory balances	(69)	(17)	(13)	(12)	(13)
Net earnings	55	100	12	27	23

Exhibit “99.1” Current Province of New Brunswick Description

Cash Flow Summary

	Year Ended March 31,
	CGAAP			IFRS
	2014	2015	2016	2017	2018
	(in millions of dollars)

Operating activities	223	365	183	254	306
Investing activities	(179)	(282)	(204)	(262)	(192)
Financing activities	(42)	(83)	20	7	(109)
Net cash (outflow) inflow	2	-	(1)	(1)	5
Cash and short-term investments
Beginning of Year	1	3	3	2	1
End of year	3	3	2	1	6

Exhibit “99.1” Current Province of New Brunswick Description

PROVINCE OF NEW BRUNSWICK FUNDED DEBT OUTSTANDING AT MARCH 31, 2018 (in thousands of dollars)
Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Currency Amount	Outstanding Amount CDN	Date Issued	Note
Repayable in United States Dollars:
15 June 2018	2.75	1	HD	750,000.0	734,000.0	June 2011	2, 17
15 May 2020	9.75	1	DU	200,000.0	242,330.0	May 1990	2, 8
1 May 2022	8.75	1	EI	200,000.0	226,740.0	May 1992	2, 9
12 Dec. 2022	2.50	1	HY	500,000.0	634,000.0	Dec. 2017	2, 31
				1,650,000.0	1,837,070.0

Repayable in Swiss Francs:
19 January 2029	0.26	1	HV	200,000.0	261,100.0	January 2017	2, 29
7 November 2031	0.21	1	HU	400,000.0	548,000.0	November 2016	2, 28
				600,000.0	809,100.0

Exhibit “99.1” Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING AS AT 31 MARCH 2018
Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Outstanding Amount CDN (in thousands of dollars)	Date Issued	Note
30 Apr. 2018 – 29 Mar. 2019	0	1	NBIIF	56,949.2	May 2013 – Mar. 2014	14
26 Sept 2018	2.15	1	HL	100,000.0	June 2013	2
12 Feb. 2019	Floating	1	HR	250,000.0	Feb. 2016	2, 26
2 Apr. 2019-3 Mar. 2020	5.64-6.82	1	CP	46,892.0	1999-2000	1
30 Apr. 2019 – 31 Mar. 2020	0	1	NBIIF	17,156.2	May 2014 – Apr. 2015	14
3 June 2019	4.40	1	HA	900,000.0	May, June, Sept 09	2, 13
1 Aug 2019	Floating	1	HP	350,000.0	June 2014	2, 23
1 Apr. 2020-2 Mar. 2021	6.25-6.76	1	CP	53,014.0	2000-2001	1
30 Apr 2020	0	1	NBIIF	91.2	May 2015	14
2 June 2020	4.50	1	HC	1,365,000.0	2010-2011	2, 16
1 Apr. 2021-1 Mar. 2022	6.26-6.70	1	CP	74,784.4	2001-2002	1
9 May 2021	3.04	1	CP	86,575.0	May 2012	6
3 Dec 2021	3.35	1	HF	900,000.0	Oct, Nov 11, Feb 12	2, 18
1 Apr. 2022-1 Mar. 2023	5.79-6.51	1	CP	73,185.0	2002-2003	1
4 May 2022	1.550	1	HQ	900,000.0	Apr. 2016-Feb. Apr. Nov. 15	2, 25
5 Apr. 2023-1 Mar. 2024	5.37-6.06	1	CP	71,205.0	2003-2004	1
2 June 2023	2.85	1	HI	1,000,000.0	Nov 2012, Jan-Mar 2013	2,20
31 Mar. 2024	4.67	1	GP	100,000.0	Mar. 2006	2
2 Apr. 2024-10 Jan. 2025	5.16-5.83	1	CP	67,087.0	2004-2005	1
3 June 2024	3.65	1	HN	850,000.0	Dec. 13, May 14, Jul. 15	2, 24
10 Apr. 2025-10 May 2025	4.97-5.10	1	CP	19,188.0	2005	1
25 July 2025	3.47	1	HM	200,000.0	June 2013	2
14 Aug 2026	2.600	1	HS	600,000.0	April 2016, March 2017	2, 27
14 Aug 2027	2.350	1	HX	1,000,000.0	June, Oct/ 2017	2, 32
27 Dec. 2028	5.65	1	FT	500,000.0	July 98, Feb. 99	2, 3
15 Dec. 2029	6.29	1	FV	50,000.0	Dec. 1999	4
27 Jan. 2034	5.5	1	GJ	550,000.0	Jan., Nov. 2004	2, 5
19 Mar. 2034	5.15	1	GZ	50,000.0	Mar. 2009	2
26 Sep. 2034	5	1	GW	150,000.0	Sept 2008	2
10 July 2035	4.73	1	CP	50,302.0	2005, 2006-2007	6
26 Sep. 2035	4.65	1	GO	650,000.0	Sept 05, Jan 07	2, 7
26 Mar. 2037	4.55	1	GS	900,000.0	Mar. June. Sep. 07	2, 10
26 Mar. 2037	4.63	1	CP	7,856.0	Apr. 2007	6
12 Nov. 2037-1 Dec. 2038	3.94-3.96	1	CP	79,432.0	Mar 2014	6
2 June 2039- 1 Mar 2040	4.76-5.13	1	CP	64,307.0	2009-2010	6
26 Sept. 2039	4.8	1	GT	1,200,000.0	2007 – 2010	2, 11
5 Apr 2040-3 Dec 2040	4.51-4.96	1	CP	40,360.0	2010	6
3 June 2041	4.8	1	HB	1,175,000	2010-2014	2, 15
10 July 2041	4.4	1	CP	58,458.0	July 2011	6
10 July 2042	3.53	1	CP	41,673.0	July 2012	6
3 June 2043	3.55	1	HH	1,200,000	Jun 12,May-Oct 13, Jan. 14	2, 12
14 Aug 2045	3.8	1	HO	1,250,000	Jun-Dec 14, July-Dec.15	2, 22
14 Aug 2048	3.1	1	HT	850,000.0	July 2016, Apr-.Nov. 17	2, 30
3 June 2055	3.55	1	HG	315,000.0	Jan, Dec. 2012	2, 19
3 June 2065	3.55	1	HK	225,000.0	Mar. 2013	2

Total Canadian Outstanding				18,488,515.0
Total Amount Outstanding				21,134,685.0

Exhibit “99.1” Current Province of New Brunswick Description

Notes to Funded Debt Outstanding

(1)
Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable. Twenty year bonds redeemable in whole, or in part prior to maturity on not less than 30 days’ notice.
(2)
Non-callable.
(3)
In February 1999, the Province issued an additional $250 million of its Series FT debentures.
(4)
Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days’ notice. The interest rate is 5.75% to 15 December 2007. After this date, until maturity, the interest rate is 6.29%.
(5)
In November 2004, the Province issued an additional $250 million of its Series GJ debentures.
(6)
Issued to the Canada Pension Plan Investment Board, non-negotiable or transferable. Assignable only to a wholly-owned subsidiary of the CPP Investment Board. Thirty year or less bonds redeemable in whole or in part prior to maturity on not less than six days’ notice.
(7)
In January 2007, the Province issued an additional $400 million of its Series GO debentures.
(8)
Canadian $48,920.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $50 million of Series DU due 15 May 2020. Interest is payable semi-annually in Canadian dollars at a fixed rate.
(9)
Canadian $97,800.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $100 million of Series EI due 1 May 2022. Interest is payable semi-annually in Canadian dollars at a fixed rate.
(10)
 The Province issued an additional $300 million in June 2007 and $300 million in September 2007 of its Series GS debentures.
(11)
 The Province issued an additional $300 million in May 2008, $300 million in April 2009 and $300 million in March 2010, of its Series GT debentures.
(12)
 The Province issued an additional $300 million in May 2013, $300 million in October 2013 and $300 million January 2014 of its Series HH debentures.
(13)
 The Province issued an additional $300 million in June 2009 and $300 million in September 2009 of its Series HA debentures.
(14)
 Issued to the New Brunswick Immigrant Investor Fund (2009) Ltd, non-negotiable or transferable.
(15)
The Province issued an additional $300 million in April 2010, $300 million in February 2011 and $100 million in February 2012 and $175 million December 2014 of its Series HB debentures.
(16)
 The Province issued an additional $500 million in May 2010, $300 million in December 2010 and $165 million in February 2011 of its Series HC debentures.
(17)
 Canadian $734,000,000 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series HD 2.75% $750 million US due 15 June 2018. Interest is payable semi-annually in Canadian dollars at a fixed rate.
(18)
 The Province issued an additional $300 million in November 2011 and $300 million in February 2012 of its Series HF debentures.
(19)
 The Province issued an additional $65 million in January 2012 and $150 million in December 2012 of its Series HG debentures

Exhibit “99.1” Current Province of New Brunswick Description

(20)
 The Province issued an additional $300 million in January 2013 and $300 million in March 2013 of its Series HI debentures.
(21)
 Interest is payable quarterly in Canadian dollars at a floating rate.
(22)
The Province issued an additional $300 million in December 2014, $400 million in July 2015 and $250 million in December 2015 of its Series HO.
(23)
 Canadian $350,000.0 represents the amount payable under an interest rate swap agreement with a counterparty of its Series HP. Interest is payable monthly in Canadian dollars at a floating rate.
(24)
 The Province issued an additional $300 million in May 2014, and $150 million in July 2015 of its Series HN
(25)
 The Province issued an additional $300 million in April 2016, $100 million in April 2015 and $400 million in November 2015 of its Series HQ debentures.
(26)
 Canadian $250,000.0 represents the amount payable under an interest rate swap agreement with a counterparty of its Series HR. Interest is payable quarterly in Canadian dollars at a floating rate.
(27)
 In April 2016, the Province issued $300 million of its Series HS and an additional $300 million in March 2017.
(28)
 Canadian $548,000.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of Suisse Francs 400 million of Series HU 0.21% due 7 November, 2031. Interest is payable annually in Canadian Dollars at a fixed rate.
(29)
 Canadian $261,100.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of Suisse Francs 200 million of Series HV 0.26% due 19 January, 2029. Interest is payable annually in Canadian Dollars at a fixed rate.
(30)
The Province issued an additional $300 million in April 2017, $300 million in November 2017 of its Series HT debentures.
(31)
Canadian $634,000.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of US $500 million of Series HY due 12 December 2022. Interest is payable annually in Canadian Dollars at a fixed rate.
(32)
In June 2017, the Province issued $300 million of its Series HX and an additional $400 million in October 2017 and $300 Million in March 2018.

Exhibit “99.1” Current Province of New Brunswick Description

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2013 through 2017.

Average of Noon Spot Rates	2013	2014	2015	2016	2017
U.S. Dollar	1.0299	1.1045	1.2787	1.3248	1.2986
Swiss Franc	1.1117	1.2078	1.3286	1.3450	1.3189
Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Province of New Brunswick in their official capacities. The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Province of New Brunswick in their official capacities.